SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(a), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)
                             (Amendment No.___)(1)


                           Ram Energy Resources, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   75130P 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Larry E. Lee
                        5100 East Skelly Drive, Suite 650
                              Tulsa, Oklahoma 74135
                                 (918) 663-2800
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 8, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
_______________

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

75130P 10 9                          13D

--------------------------------------------------------------------------------

1. NAMES OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Larry E. Lee
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) [_]
                                                                       (b) [_]

--------------------------------------------------------------------------------

3. SEC USE ONLY
--------------------------------------------------------------------------------

4. SOURCE OF FUNDS                                                          SC
--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEM 2(d) or 2(e)                                                    [_]
--------------------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION                          United States
--------------------------------------------------------------------------------

      NUMBER OF SHARES         7. SOLE VOTING POWER                 12,555,186
 BENEFICIALLY OWNED BY EACH
    REPORTING PERSON WITH
                               -------------------------------------------------

                               8. SHARED VOTING POWER                        0
                               -------------------------------------------------

                               9. SOLE DISPOSITIVE POWER            12,555,186
                               -------------------------------------------------

                               10. SHARED DISPOSITIVE POWER                  0
--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    12,555,186
--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                         [_]
--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                     37.7%
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON                                                IN
--------------------------------------------------------------------------------

EXPLANATORY NOTE

     Tremisis Energy Acquisition Corporation ("Tremisis") was formed in February 2004 to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an unidentified operating business in either the energy or the environmental industry.

     On May 8, 2006, Tremisis acquired RAM Energy, Inc., a Delaware corporation ("RAM") through the merger of RAM Energy Acquisition, Inc., a Delaware corporation ("Merger Sub") and wholly owned subsidiary of Tremisis, into RAM, pursuant to the Agreement and Plan of Merger dated October 20, 2005, as amended, ("Merger Agreement") among Tremisis, Merger Sub, RAM and the stockholders of RAM (the "merger"). As a result of the merger, RAM became a wholly owned subsidiary of Tremisis. Prior to its acquisition of RAM, Tremisis had not engaged in any business enterprise. As part of the merger transaction, Tremisis' name was changed to RAM Energy Resources, Inc.

     At the closing of the merger, the RAM stockholders and their designees were issued an aggregate of 25,600,000 shares of Tremisis common stock and $30.0 million of cash. The Reporting Person (defined below) received the shares reported below in connection with the merger.

Item 1. Security and Issuer.

     The class of equity security to which this statement relates is the common stock, $.0001 par value per share (the "Common Stock"), of Ram Energy Resources, Inc., a Delaware corporation (the "Issuer"). The name and address of the principal executive offices of the Issuer are: Ram Energy Resources, Inc. 5100
E. Skelly Drive, Suite 650, Tulsa, Oklahoma 74135.

Item 2. Identity and Background.

     (a)  Name: Larry E. Lee (the "Reporting Person")

     (b) Residence or business address: The principal business address of the Reporting Person is 5100 East Skelly Drive, Suite 650, Tulsa, Oklahoma 74135.

     (c) Present business or occupation: The Reporting Person is the Chairman, President and Chief Executive Officer of the Issuer.

     (d) Criminal convictions: The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) in the last five years.

     (e) Civil Proceedings: The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the last five years as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

     (f)  Citizenship: The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     See Explanatory Note.

Item 4. Purpose of Transaction.

     See Explanatory Note.

Item 5. Interest in Securities of the Issuer.

     (a) As of the date hereof, the Reporting Person beneficially owns an aggregate of 12,555,186 shares of Common Stock or approximately 37.7% of the Common Stock outstanding based on 33,630,000 shares outstanding based on the number of shares of Common Stock represented to be issued and outstanding as of the filing of this Schedule 13D.

     (b) The Reporting Person has sole voting and dispositive power with respect to 12,555,186 shares of Common Stock and has shared voting and dispositive power with respect to no shares of Common Stock.

     (c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Person in the last 60 days.

     (d)  None

     (e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Reporting Person entered into a Lock-Up Agreement dated October 20, 2005, pursuant to which the Reporting Person agreed not to sell or otherwise transfer any of the shares of Common Stock until the six-month anniversary of the merger; and no more than 50% of such shares in the following six months subject to certain exceptions. A copy of the Lock-Up Agreement is filed herewith as Exhibit 99.1 and the information therein is hereby incorporated by reference to this Schedule 13D.

     The Reporting Person entered into a Second Amended and Restated Voting Agreement dated April 10, 2006, pursuant to which he and the other parties to the agreement have agreed to vote for the other's designees to the Issuer's board of directors through the election in 2008. A copy of the Second Amended and Restated Voting Agreement is filed herewith as Exhibit 99.2 and the information therein is hereby incorporated by reference to this Schedule 13D.

     The Reporting Person entered into a Stockholders' Agreement dated October 31, 2005 with Danish Knights, A Limited Partnership and David Stinson, pursuant to which the parties agreed to certain restrictions on their abilities to transfer shares of Common Stock through December 31, 2008. A copy of the Lock-Up Agreement is filed herewith as Exhibit 99.1 and the information therein is hereby incorporated by reference to this Schedule 13D.

Item 7. Materials to be Filed as Exhibits.

99.1 Lock-Up Agreement dated October 20, 2005 by and among Danish Knights, A Limited Partnership, Larry E. Lee, David Stinson and the Issuer.

99.2 Second Amended and Restated Voting Agreement dated April 10, 2006 by and among the Issuer, certain shareholders of the Issuer, and Danish Knights, A Limited Partnership, Larry E. Lee, David Stinson.

99.3 Stockholders' Agreement dated October 31, 2005 by and among Larry E. Lee, Danish Knights, A Limited Partnership and David Stinson

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 17, 2006
                                             /s/ Larry E. Lee
                                             Larry E. Lee

                           EXHIBIT INDEX

EXHIBIT
  NO.                DESCRIPTION                    METHOD OF FILING
  ---                -----------                    ----------------

99.1 Lock-Up Agreement dated October 20, 2005     Filed herewith electronically
     by and among Danish Knights, A Limited
     Partnership, Larry E. Lee, David Stinson and the Issuer.

99.2 Second Amended and Restated Voting           Filed herewith electronically
     Agreement dated April 10, 2006 by and
     among the Issuer, certain shareholders of the Issuer, and Danish Knights, A Limited
     Partnership, Larry E. Lee, David Stinson.

99.3 Stockholders' Agreement dated October 31,    Filed herewith electronically
     2005 by and among Larry E. Lee, Danish
     Knights, A Limited Partnership and David
     Stinson